LONCOR RESOURCES INC.
(the "Corporation")

Special Meeting of Shareholders of the Corporation held on May 22, 2018

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matter submitted to the special meeting of shareholders of the Corporation held on May 22, 2018 (the "Meeting").

The matter voted upon at the Meeting and the results of the voting were as follows:

1. Transaction Resolution

By ordinary resolution passed via a show of hands, disinterested shareholders approved (a) the issuance of up to 28,700,000 common shares of the Corporation (the "Common Shares") (including 26,000,000 Common Shares to Resolute Mining Limited) pursuant to transactions as further described in the management information circular of the Corporation dated April 20, 2018 (the "Circular"), and (b) the sale by Arnold Kondrat (who is Chief Executive Officer, President and a director of the Corporation) to Resolute Mining Limited of 25,000,000 Common Shares, as described in the Circular. The following are details of this vote:

Votes For	% Votes For	Votes Against	% Votes Against
35,414,233	99.98%	7,100	0.02%